SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

|X|  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2000

     or

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from ____________ to ____________

Commission File Number:  0-795

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                            BADGER PAPER MILLS, INC.
                PROFIT SHARING PLAN AND TRUST FOR UNION EMPLOYEES

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            BADGER PAPER MILLS, INC.
                              200 West Front Street
                            Peshtigo, Wisconsin 54157

                              REQUIRED INFORMATION

          The following financial statements and schedules of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

                       FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                  BADGER PAPER MILLS, INC. PROFIT SHARING PLAN
                          AND TRUST FOR UNION EMPLOYEES

                           December 31, 2000 and 1999

                                 C O N T E N T S


                                                                            Page

Report Of Independent Certified Public Accountants                            5

Financial Statements

   Statements Of Net Assets Available For Benefits                            6

   Statements Of Changes In Net Assets Available For Benefits                 7

   Notes To Financial Statements                                              8


Supplementary Information                                                    12

   Report Of Independent Certified Public Accountants
    On Supplementary Information                                             13

   Schedule H, Line 4(i) - Schedule Of Assets Held At End Of Year            14

   Schedule G - Schedule Of Nonexempt Transactions                           15

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Trust Administrative Committee
Badger Paper Mills, Inc. Profit Sharing Plan and Trust For Union Employees

We have audited the accompanying statements of net assets available for benefits of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Appleton, Wisconsin
May 17, 2001

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                  December 31,


                           ASSETS                        2000          1999
                                                         ----          ----

Cash                                                 $         -   $     5,800

Investments, at fair value
    (notes B3 and C)
      Common trust funds                               5,577,290     6,897,630
      Mutual funds                                    29,268,470    30,370,374
      Common stock                                        23,059        59,205
                                                     -----------   -----------
                                                      34,868,819    37,327,209

Employer contributions receivable (note A2)              310,133       311,754

Accrued income                                                 5            49
                                                     -----------   -----------

      Total Assets                                    35,178,957    37,644,812
                                                     -----------   -----------

                      LIABILITIES

Miscellaneous payable                                      9,364             -
                                                     -----------   -----------

      Total Liabilities                                    9,364             -
                                                     -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                    $35,169,593   $37,644,812
                                                     ===========   ===========


The accompanying notes are an integral part of these statements.

                                      Badger Paper Mills, Inc.
                          Profit Sharing Plan and Trust for Union Employees

                     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                       Year ended December 31,

                                                                          2000              1999
                                                                          ----              ----
Additions to net assets available for benefits:
     Investment income:
        Interest income and dividends                                $    368,536       $    302,124
        Net appreciation in fair value of investments                           -          5,927,382
                                                                     ------------       ------------
                                                                          368,536          6,229,506
     Contributions (note A2):
        Employee contributions                                            532,572            536,375
        Employer contributions                                            310,133            311,754
                                                                     ------------       ------------
                                                                          842,705            848,129
                                                                     ------------       ------------

             Total additions                                            1,211,241          7,077,635
                                                                     ------------       ------------

Deductions from net assets available for benefits:
     Net depreciation in fair value of investments                      1,408,584                  -
     Benefits paid to participants                                      2,201,477          4,654,582
     Trust and other fees                                                  32,712             36,401
                                                                     ------------       ------------

             Total deductions                                           3,642,773          4,690,983
                                                                     ------------       ------------

              (DECREASE) INCREASE IN NET ASSETS
                AVAILABLE FOR BENEFITS                                 (2,431,532)         2,386,652

Net assets available for benefits:
     Beginning of year                                                 37,644,812         35,270,389
     Transfer to Badger Paper Mills, Inc. Profit Sharing
        Plan and Trust for Non-Union Employees                            (43,687)           (12,229)
                                                                     ------------       ------------

              Net assets available for benefits at end of year       $ 35,169,593       $ 37,644,812
                                                                     ============       ============


The accompanying notes are an integral part of these statements.

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 2000 and 1999


NOTE A - PLAN DESCRIPTION

     The following brief description of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     1.   General

     The Plan is a defined contribution pension plan which covers substantially all union employees of Badger Paper Mills, Inc. and Subsidiary (the "Company") who have completed at least one year of service with the Company at the Peshtigo division and have attained the age of 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and subsequent legislation.

     2.   Contributions

     The Company contributes to the Plan each year the greater of (1) 25% of its adjusted net income, as defined in the Plan, for the year, (2) 25% of its adjusted net income, as defined in the Plan, for the year, calculated solely with reference to the Peshtigo division or (3) 4% of the total compensation paid to Plan participants during the year plus 4% of the excess compensation over the Social Security wage base. In addition, the Company's contribution shall not exceed 15% of the total compensation paid to Plan participants during the year and the Company reserves the right to terminate contributions.

     A cash or deferred arrangement plan, known as CODA, as authorized by
     Section 401(k) of the Internal Revenue Code (IRC), allows employees to defer a portion of their compensation up to the applicable IRC limits by having it contributed by the Company to their individual account in the Plan.

     3.   Vesting

     Participants are at all times fully vested in the value of their accounts attributable to their voluntary contributions.

     Participants become 20% vested in the Company's profit sharing contribution following three years of service and are additionally vested at 20% for each year of additional service up to seven years of service, at which time participants are fully vested. Upon death, disability or retirement, participants are automatically 100% vested regardless of years of service.

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2000 and 1999


NOTE A - PLAN DESCRIPTION - Continued

     4.   Benefits

     On termination of service due to death, disability or retirement, the participant or beneficiary is entitled to receive vested benefits within two months following the participant's separation from service. Upon a participant's termination from employment with the Company for a reason other than death, disability or retirement, the participant is entitled to the vested balance in their account.

     The method of distribution for account balances exceeding $5,000 will be determined by an election made by the Plan participant. The methods available are lump sum, direct rollover, installment payments or part installments and lump sum. The standard method for account balances less than $5,000 is lump sum payments.

     5.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants will become fully vested upon termination of the Plan.

     6.   Participant Accounts

     Each participant's account is credited with the participant's contribution and the Company's profit contribution, along with an allocation of Plan earnings and forfeitures of terminated participants' nonvested accounts. The participants share in the Company's contributions and forfeitures on the basis of allocated shares. Shares are determined through a formula based upon each participant's earnings and number of years of service with the Company.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America as applied to profit sharing plans.

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

     1.   Use of Estimates

     In preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2000 and 1999


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     2.   Basis of Accounting

     The financial statements of the Plan are prepared on an accrual basis.

     3.   Valuation of Investments

     The Plan's investments are held by Wells Fargo Bank Minnesota, N.A. (the "Trustee"). Plan investments are stated at market value as reported by the Plan Trustee.

     Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Investments in mutual funds are stated at a value based upon the per unit allocation of the funds' net assets, stated at fair value on the last business day of the year.

NOTE C - INVESTMENTS

     The following schedule presents the investments held by the Trustee in each fund at December 31, 2000 and 1999. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                         2000          1999
                                                     -----------   -----------
         Common Trust Funds:
           Wells Fargo Stable Return Fund            $ 5,575,211   $ 6,888,442
           Other                                           2,079         9,188

         Mutual Funds:
           Wells Fargo Growth Balanced Fund            7,879,403     9,675,987
           Wells Fargo Growth Equity Fund              4,721,807     4,604,824
           Wells Fargo Diversified Equity Fund         4,489,943     9,958,165
           Janus Overseas Fund                         2,631,883     3,916,362
           Wells Fargo Large Company Growth Fund       3,078,149     1,209,701
           Wells Fargo Small Cap Fund                  4,749,986       487,219
           Other                                       1,717,299       518,116

         Other                                            23,059        59,205
                                                     -----------   -----------

                                                     $34,868,819   $37,327,209
                                                     ===========   ===========

                            Badger Paper Mills, Inc.
                Profit Sharing Plan and Trust for Union Employees

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2000 and 1999


NOTE C - INVESTMENTS - Continued

     The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows for the years ended December 31,
                                                         2000          1999
                                                     -----------   -----------

           Mutual Funds                              $(1,384,906)  $ 5,957,418
           Common Stock                                  (23,678)      (30,036)
                                                     -----------   -----------

                                                     $(1,408,584)  $ 5,927,382
                                                     ===========   ===========

NOTE D - ADMINISTRATIVE EXPENSES

     All administrative expenses in connection with the operation of the Plan are paid from Plan earnings.

NOTE E - INCOME TAX STATUS

     The Plan obtained its latest determination letter on February 25, 1999, in which the Internal Revenue Service stated that the Plan was designed in accordance with applicable requirements of the IRC. Since receiving the determination letter, the Plan has been amended. However, the Plan administrator and the Plan's tax counsel believe that the restated Plan is designed, and is currently being operated in compliance with, the applicable requirements of the IRC.

                            SUPPLEMENTARY INFORMATION

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                          ON SUPPLEMENTARY INFORMATION


Trust Administrative Committee
Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Appleton, Wisconsin
May 17, 2001

                                                   Badger Paper Mills, Inc.
                                      Profit Sharing Plan and Trust for Union Employees

                                SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD AT END OF YEAR

                                            Employer ID # 39-0143840 - Plan # 001

                                                      December 31, 2000


           (b) Identity of issue, borrower,            (c) Description of investment including maturity          (e) Current
  (a)          lessor or similar party             date, rate of interest, collateral, par or maturity value         value
-------    ---------------------------------      -----------------------------------------------------------    ------------
*          Wells Fargo Bank, N.A.                 Stable Return Fund                                             $ 5,575,211
                                                  Short-Term Investment Fund                                           2,079
                                                                                                                 -----------
                                                                                                                   5,577,290

*          Wells Fargo Bank, N.A.                 Growth Balanced Fund                                             7,879,403
                                                  Growth Equity Fund                                               4,721,807
                                                  Large Company Growth Fund                                        3,078,149
                                                  Strategic Income Fund                                            1,485,712
                                                  Diversified Equity Fund                                          4,489,943
                                                  S & P 500 Collective Fund                                          231,587
                                                  Small Cap Fund                                                   4,749,986
                                                                                                                 -----------
                                                                                                                  26,636,587

*          Badger Paper Mills, Inc.               Common Stock                                                        23,059

                                                  Janus Overseas Fund                                              2,631,883
                                                                                                                 -----------

                                                                                                                 $34,868,819
                                                                                                                 ===========
* Indicates party-in-interest investment.



                                       14

                                                     Badger Paper Mills, Inc.
                                         Profit Sharing Plan and Trust for Union Employees

                                          Schedule G - SCHEDULE OF NONEXEMPT TRANSACTIONS

                                               Employer ID # 39-0143840 - Plan # 001

                                                         December 31, 2000

                      (b)           (c) Description of                                   (g) Expenses                       (j)
                 Relationship to   transactions including                                incurred in    (h)      (i)      Net gain
   (a)           plan, employer,   maturity, date, rate of      (d)       (e)     (f)    connection    Cost    Current    or (loss)
Identity of      or other party-   interest, collateral,     Purchase   Selling  Lease      with        of      value     on each
party involved     in-interest     par or maturity value       price     price   rental  transaction   asset   of asset  transaction
--------------   ---------------   ------------------------  --------   -------  ------- -----------   -----   --------  -----------

Employer          Plan Sponsor      In one instance, a          N/A       N/A    $8,466      N/A        N/A    $8,466        N/A
                                    non-periodic payroll
                                    deferral was inadver-
                                    tently deposited past
                                    the 15 day requirement.


                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Trust Committee for Union Employees, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Peshtigo, and State of Wisconsin, on this 13th day of June, 2001.

                                        BADGER PAPER MILLS, INC. PROFIT
                                        SHARING PLAN AND TRUST FOR
                                        UNION EMPLOYEES



                                        By:  /s/ Michael J. Bekes
                                           -------------------------------------
                                           Michael J. Bekes



                                        By:  /s/ Michael E. Staffeldt
                                           ------------------------------------
                                           Michael E. Staffeldt



                                        By:  /s/ Kenneth W. Berman
                                           -------------------------------------
                                           Kenneth W. Berman




          The foregoing persons are all of the members of the Profit Sharing Trust Committee for Union Employees which is the administrator of the Badger Paper Mills, Inc. Profit Sharing Plan and Trust for Union Employees.

                                  EXHIBIT INDEX

                            BADGER PAPER MILLS, INC.
                PROFIT SHARING PLAN AND TRUST FOR UNION EMPLOYEES

                                    FORM 11-K

     Exhibit No.                    Exhibit                          Page No.
     ----------                     -------                          --------

     (23.1)              Consent of Grant Thornton, LLP                19

                                                                  Exhibit (23.1)




                                       18